Heller Ehrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02042853

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

SUPPL July 12, 2002

SEC FILE NO. 82-5146

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 4 2002
WASH. D.C.
165

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's 2002 Third Quarter Report;

(2) The Company's announcement of the unaudited consolidated third quarterly results for the nine months ended March 31, 2002, dated May 14, 2002, published (in both English and Chinese language) in the Company's public website; and

(3) The Company's Notice of the Board of Director's Meeting to be held on May 14, 2002, dated May 2, 2002, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 7/29

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

HIGHLIGHTS FOR THE THREE-MONTH PERIOD

- Hampered by the overall environment of the telecommunications industry, turnover and net profit for the Three-Month Period stood at HK$108.7 million and HK$2.9 million respectively. Nevertheless, turnover and net profit for the Nine-Month period reached HK$492.7 million and HK$50.0 million
- Successfully promoted the integrated networks concept to Hunan China Telecom with a HK$20.2 million contract being awarded
- Completed the HK$27.7 million contract from Guangxi China Telecom, extending Vodatel's footprints into 17 provinces, municipalities and autonomous regions
- Increased product offerings to achieve higher revenue from our installation base
- Riverstone Networks subscribed 100% of the US$3.5 million convertible bonds at an exercise price of HK$2.00 per share
- Took a 9.8% equity interest in Mobile Telecom Network (Holdings) Limited, a company that specializes in data compression and transmission

THIRD QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and nine months ("Nine-Month Period") ended 31st March 2002 together with the comparative unaudited figures for the corresponding periods in 2001 as follows:

		Three months ended 31st March		**Nine months ended 31st March**	
		2002	**2001**	**2002**	**2001**
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	108,670	131,967	492,739	394,420
Cost of sales		(85,216)	(102,988)	(373,060)	(296,250)
Gross profit		23,454	28,979	119,679	98,170
Other revenue		1,501	2,709	6,884	12,002
Selling and administrative expenses		(20,528)	(15,333)	(65,009)	(50,611)
Profit from operations		4,427	16,355	61,554	59,561
Share of results of associates		(286)	(639)	(1,054)	(1,323)
Profit before tax		4,141	15,716	60,500	58,238
Taxation	4	(652)	(2,475)	(9,529)	(9,172)
Profit after tax		3,489	13,241	50,971	49,066
Minority interest		(561)	—	(958)	—
Net Profit for the period		2,928	13,241	50,013	49,066
Dividends		—	—	(6,080)	—
Profit retained for the period		2,928	13,241	43,933	49,066
Earnings per share (HK cents)	5				
- Basic		0.5	2.2	8.2	8.0
- Diluted		0.5	2.2	8.2	8.0

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Vodatel Group during the Three-Month Period and Nine-Month Period are as follows:

	Three months ended 31st March 2002						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Exchange reserve	Retained earnings	Merger reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2002	86,590	702	145	(87)	137,872	35,549	260,771
Profit for the period retained	—	—	—	—	2,928	—	2,928
Translation of financial statements of PRC operations	—	—	—	33	—	—	33
At 31st March 2002	86,590	702	145	(54)	140,800	35,549	263,732

	Nine months ended 31st March 2002						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Exchange reserve	Retained earnings	Merger reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2001	86,590	702	145	—	96,867	35,549	219,853
Profit for the period retained	—	—	—	—	43,933	—	43,933
Translation of financial statements of PRC operations	—	—	—	(54)	—	—	(54)
At 31st March 2002	86,590	702	145	(54)	140,800	35,549	263,732

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal Accounting Policies**

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June 2001.

3. **Turnover**

The group is principally engaged in providing design and implementation of networking and related engineering services. Turnover recognized during the periods are as follows:

	Three months ended 31st March		**Nine months ended 31st March**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	95,967	116,725	413,496	346,437
Sale of goods	12,703	15,242	79,243	47,983
Total turnover	108,670	131,967	492,739	394,420

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the periods under review. The taxation charge comprises: -

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st March		**Nine months ended 31st March**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	
Macau complimentary profits tax	652	2,475	9,529	9,172
	652	2,475	9,529	9,172

There was no material unprovided deferred taxation for the period (2001: Nil)

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st March		Nine months ended 31st March	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic earnings per share	2,928	13,241	50,013	49,066
Effect of dilutive potential ordinary shares:				
Interest on convertible loan notes	12	—	12	—
Earnings for the purposes of diluted earnings per share	2,940	13,241	50,025	49,066
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	612,879	607,984	612,879
Effect of dilutive potential ordinary shares:				
Share option	1,033	—	248	—
Convertible loan notes	374	—	374	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	609,391	612,879	608,606	612,879

INTERIM DIVIDEND

On 7th February 2002, the Board declared an interim dividend of HK 1.0 cent per share to its shareholders for the six months ended 31st December 2001. Save for the above, the Board does not recommend dividend payment for the Three-Month Period ended 31st March 2002 (Three-Month Period ended 31st March 2001: Nil).

BUSINESS REVIEW

Data Network Infrastructure

As a result of the restructuring of the telecommunications industry, splitting China Telecom by geography into China Telecom, governing the southern region of the PRC, and China Network Communications, covering 10 provinces in the northern part of the PRC and to be merged with China Netcom and China Jitong, the telecommunications industry in the PRC has been experiencing a short term slowdown in capital expenditure. Nevertheless, we believe that stronger market players will emerge from this restructuring and upon completion of the restructuring and integration, these telecommunications giants will strengthen their data services offerings hence speeding up the pace of infrastructure spending.

During the Three-Month Period, hampered by the slowdown in the capital spending of telecommunications services providers, we registered turnover of HK$108.7 million, representing a drop of 17.7% over the same corresponding period. While gross margin leveled at approximately 22%, due to lower interest income from low interest rates and higher administrative expenses, net profit for the period stood at HK$2.9 million. Nevertheless, for the Nine-Month Period, we reported turnover and net profit of HK$492.7 million and HK$50.0 million respectively, representing a growth of 24.9% and 2.0% compared to the same corresponding period last year. Turnover remained healthy attributed to our strong installation base and the nature of our business in the construction of telecommunications infrastructure, allowing us to continue to receive handsome volume of recurring businesses.

During the Three-Month Period, we continued to register success in promoting the integrated networks concept to our installation base, with a HK$20.2 million contract being awarded by Hunan China Telecom to upgrade and integrate its Digital Data Networks ("DDN") and ATM/Frame Relay networks. In addition, during the period, we have extended our geographical reach to the Guangxi Province, allowing Vodatel to lay a stronger presence in the western region of China. With the completion of the HK$27.7 million contract from the Guangxi China Telecom to expand and realign their DDN and ATM/Erame Relay networks in the Guangxi Zhuang Autonomous Region, Vodatel now marks its footprints in 17 provinces, municipalities and autonomous regions in the PRC.

In November 2001, to complement our product offerings in the construction of Broadband IP Metropolitan Networks, we have taken up the distributorship of Riverstone Networks' core routing switches. In February 2002, as an opportunity to enhance the relationship with Riverstone Networks and to promote Vodatel's name into the US market, we have entered into a subscription agreement with Riverstone Networks, whereby Riverstone Networks will subscribe 100% of the US$3.5 million convertible bonds to be issued by Vodatel. Of the US$3.5 million convertible bonds, US$2.00 million of convertible bonds are to be converted into shares of Vodatel at an exercise price of HK$2.00 at the sole discretion of Riverstone Networks, whereas US$1.5 million of convertible bonds are to be converted into shares of Vodatel at the same exercise price at both the option of Riverstone Networks and Vodatel.

Product Offerings — Software and Applications

In view of telecommunications services providers to rollout services and applications over their established networks to improve revenue, we have continued to add value-added services and applications to our product offerings and have taken up Packeteer's application performance infrastructure systems for traffic and bandwidth management, Mirapoint's internet messaging software and messaging server infrastructure equipment, and Inktomi's scalable network infrastructure software solutions for network caching, content distribution, media publishing and broadcasting. By strengthening our product portfolio, we will be able to provide a complete solution for our customers, ranging from network equipment, value-added services and applications and after-sales technical support, so as to enhance higher revenue per customer.

Wireless Communications

As an extension of our business development in wireless/mobile communications, we have taken up 9.8% equity interest in Hong Kong-based Mobile Telecom Network (Holdings) Limited ("MTel"). MTel specializes in the area of data compression, acceleration, device specific reformatting and multiple applications integration for all types of wireless terminals, including PDAs, laptops and other mobile devices. Though MTel's mobile data acceleration platform, speed of data transmission via wireless or mobile devices will be greatly enhanced. Joint promotion with MTel to promote its services to various mobile bureaus in the PRC is underway.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st March 2002, the interests of the directors and their associates in the share capital of the Company and its associates corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were respectively granted to certain directors of the company and certain employees of the Group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 31st March 2002:

	Date of share options granted	Number of shares options granted	Exercisable period	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79
Mr. Yim Hong	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79

As at 31st March 2002, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

As notified by the Company's sponsor, Core Pacific-Yamaichi Capital Limited ("CPY"), as at 31st March 2002, a wholly-owned subsidary of Core Pacific-Yamaichi International (H.K.) Limited, an associate (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) of CPY, held 130,000 shares in the Company. Save as disclosed herein, neither CPY nor its directors or employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interest in the share capital of the Company as at 31st March 2002.

Pursuant to the agreement dated 16th February 2000 entered into between the Company and CPY, CPY has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February 2000 to 30th June 2002.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month and the Nine-Month Period ended 31st March 2002, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 14th May 2002

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網站：http://www.vodatelsys.com；www.irasia.com/listco/hk/vodatel

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間摘要

- 由於受電訊行業整體市況所影響，三個月期間營業額及純利分別為108,700,000港元及2,900,000港元。然而，九個月營業額及純利達492,700,000港元及50,000,000港元
- 成功向湖南中國電信推廣綜合網絡概念，並取得20,200,000港元合約
- 完成廣西中國電信27,700,000港元的合約，愛達利足跡伸延至17個省、市及自治區
- 增加產品線予現有客戶，從而取得更高收益
- Riverstone Networks 按每股2.00港元的行使價悉數認購3,500,000美元可換股債券
- 購入Mobile Telecom Network (Holdings) Limited（一間專門從事數據壓縮及傳送的公司）9.8%股權

第三季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年三月三十一日止三個月(「三個月期間」)及九個月(「九個月期間」)的經營業績,連同二零零一年同期未經審核比較數字如下:

		截至三月三十一日止三個月		截至三月三十一日止九個月	
		二零零二年	二零零一年	二零零二年	二零零一年
	附註	千港元	千港元	千港元	千港元
營業額	3	108,670	131,967	492,739	394,420
銷售成本		(85,216)	(102,988)	(373,060)	(296,250)
毛利		23,454	28,979	119,679	98,170
其他收益		1,501	2,709	6,884	12,002
銷售及行政開支		(20,528)	(15,333)	(65,009)	(50,611)
經營溢利		4,427	16,355	61,554	59,561
應佔聯營公司業績		(286)	(639)	(1,054)	(1,323)
除税前溢利		4,141	15,716	60,500	58,238
税項	4	(652)	(2,475)	(9,529)	(9,172)
除税後溢利		3,489	13,241	50,971	49,066
少數股東權益		(561)	—	(958)	—
本期純利		2,928	13,241	50,013	49,066
股息		—	—	(6,080)	—
期內保留溢利		2,928	13,241	43,933	49,066
每股盈利(港仙)	5				
一基本		0.5	2.2	8.2	8.0
一攤薄		0.5	2.2	8.2	8.0

未經審核的儲備變動報表

於三個月及九個月期間的愛達利集團儲備變動如下：

	截至二零零二年三月三十一日止三個月						
	股份溢價	資本贖回儲備	投資重估儲備	滙兑儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	86,590	702	145	(87)	137,872	35,549	260,771
期間保留溢利	–	–	–	–	2,928	–	2,928
中國業務財務報表的換算	–	–	–	33	–	–	33
於二零零二年三月三十一日	86,590	702	145	(54)	140,800	35,549	263,732

	截至二零零二年三月三十一日止九個月						
	股份溢價	資本贖回儲備	投資重估儲備	滙兑儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年七月一日	86,590	702	145	–	96,867	35,549	219,853
期間保留溢利	–	–	–	–	43,933	–	43,933
中國業務財務報表的換算	–	–	–	(54)	–	–	(54)
於二零零二年三月三十一日	86,590	702	145	(54)	140,800	35,549	263,732

1. **編製基準**

本公司根據百慕達一九八一年公司法（經修訂）在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日成功在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **主要會計政策**

所採納的會計政策與編製本集團截至二零零一年六月三十日止年度的年度財務報表貫徹一致。

3. 營業額

本集團主要從事提供網絡設計及開發及相關工程服務。期內已確認營業額如下：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
數據網絡系統設計及開發及提供相關工程服務	95,967	116,725	413,496	346,437
貨品銷售	12,703	15,242	79,243	47,983
總營業額	108,670	131,967	492,739	394,420

4. 稅項

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。稅項開支包括：

於綜合收益表扣除的稅項金額為：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
香港利得稅	—	—	—	—
澳門補充所得稅	652	2,475	9,529	9,172
	652	2,475	9,529	9,172

本期並無任何重大未撥備遞延稅項(二零零一年：無)。

5. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
盈利				
用作計算每股基本盈利的盈利	2,928	13,241	50,013	49,066
攤薄潛在影響的普通股：				
可換股債券的利息	12	–	12	–
用作計算每股攤薄盈利的盈利	2,940	13,241	50,025	49,066
	千股	千股	千股	千股
股份數目				
用作計算每股基本盈利的普通股加權平均數	607,984	612,879	607,984	612,879
潛在攤薄影響的普通股：				
購股權	1,033	–	248	–
可換股債券	374	–	374	–
用作計算每股攤薄盈利的普通股加權平均數	609,391	612,879	608,606	612,879

中期股息

於二零零二年二月七日，董事會向其股東宣派截至二零零一年十二月三十一日止六個月的每股港幣1.0仙的中期股息。除上述者外，董事會並不建議派發截至二零零二年三月三十一日止三個月的股息(截至二零零一年三月三十一日止三個月期間：無)。

業務回顧

數據網絡基建

由於電訊行業的重組，按地區把中國電信分拆為監管南方地區的中國電信，及覆蓋北方10個省份並即將與中國網通及中國吉通合併的China Network Communications，中國電訊行業經歷短期的資本開支放緩。然而，本集團相信，由於該次重組，將會出現實力更強的市場參與者，並於重組及整合完成時，該等規模龐大的電訊公司將強化他們所提供的數據服務，從而加快基建開支的步伐。

於三個月期間，受到電訊服務供應商的資本開支放緩所影響，本集團錄得的營業額為108,700,000港元，較同期下降17.7%，毛利維持約22%，由於低息率而引致較低的利息收入及較高的行政費用，本期純利為2,900,000港元。然而，於九個月期間，本集團的營業額及純利分別錄得492,700,000港元及50,000,000港元，較去年同期增長24.9%及2.0%。營業額維持穩健實有賴本集團強勁的安裝業務基礎及電訊基建建設的業務性質，讓本集團能持續取得大量源源不絕的生意。

於三個月期間，本集團持續成功向現有的客戶推廣綜合網絡的概念，並從湖南中國電訊取得20,200,000港元的合約，為他們提升及及整合其數碼數據網絡(「數碼數據網絡」)及ATM／幀中繼網絡。此外，期內本集團已擴展地域覆蓋範圍至廣西省，讓愛達利於中國西部建立更大規模的業務。完成廣西中國電信27,700,000港元的合約為其擴展及重整廣西壯族自治區的數碼數據網絡及ATM／幀中繼網絡後，愛達利現時的足跡遍佈中國17個省、市及自治區。

於二零零一年十一月，為補足本集團所提供的寬頻IP城域網絡建設產品線，本集團已擔任Riverstone Networks 的核心路由交換機的分銷商。於二零零二年二月，作為加強與Riverstone Networks 的關係及於美國市場推廣愛達利名稱的機會，本集團與Riverstone Networks 簽訂認購協議，據此，Riverstone Networks 將悉數認購愛達利將予發行的3,500,000美元可換股債券。3,500,000美元可換股債券中的2,000,000美元可換股債券可由Riverstone Networks 全權決定以行使價每股2.00港元轉換為愛達利股份，而1,500,000美元的可換股債券則由Riverstone Networks 及愛達利決定以相同的行使價轉換為愛達利股份。

產品提供－軟件及應用

鑑於電訊服務供應商在其既有網絡推出服務及應用以改善收益，本集團繼續增加產品線中的增值服務及應用，並引入Packeteer管理基建流量及帶寬系統，Mirapoint互聯網訊息軟件及訊息伺服器基建設備，以及Inktomi為網絡快取、內容分佈、媒體刊登及廣播而設的可擴展網絡基建軟件方案。藉著加強產品組合，本集團將可為客戶提供全面的方案，由網絡設備、增值服務及應用，以至售後技術支援，從而提高收益。

無線通訊

作為於無線／流動通訊的業務的一項擴展，本集團已購入以香港為基地的Mobile Telecom Network (Holdings) Limited（「MTel」）9.8%股權。MTel精於數據壓縮、加速、設備特定重新格式化及所有類型無線終端機的多項應用綜合，包括個人數碼助理、手提電腦及其他流動設備。透過MTel的流動數據加速平台，以無線或流動設備傳送數據的速度將會大幅提升。與MTel共同推廣其服務至中國不同的流動辦公室的工作現正進行中。

董事於股本及購股權的權益

於二零零二年三月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司 (附註)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,000	個人

附註：此等股份是以Eve Resources Limited名義持有。Eve Resources Limited的全部已發行股本由作為全權家族信託受託人José Manuel dos Santos先生的全資公司持有。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權經行使後所認購得的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，已分別授予本公司的若干董事及本集團的若干僱員。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年三月三十一日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使期間	行使價 港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79

於二零零二年三月三十一日，並無任何上述授予董事之購股權獲行使或註銷。除上文所披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉着收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年三月三十一日，根據披露權益條例第16(1)條須存置登記冊所紀錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭之業務權益。

保薦人的權益

按本公司保薦人京華山一企業融資有限公司(「京華山一」)的知會，於二零零二年三月三十一日，京華山一的聯繫人(定義見創業板上市規則第6.35條附註3)，京華山一國際(香港)有限公司的一間全資附屬公司，持有本公司130,000股股份。除本文所披露外，京華山一或其董事或僱員或聯繫人(定義見創業板上市規則第6.35條附註3)於二零零二年三月三十一日概無擁有本公司股本的任何權益。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取及將收取費用作為其於二零零零年二月十六日至二零零二年六月三十日期間繼續擔任本公司的保薦人。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於截至二零零二年三月三十一日止三個月期間及九個月期間，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年五月十四日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at Estrada D. Maria II, Ed. Industrial Cheong Long, 4/F B & C, Macau on 14th May, 2002 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the nine months ended 31st March, 2002 (the "Third Quarterly Results") and approve the draft announcement of the Third Quarterly Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 2nd May, 2002

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零二年五月十四日下午四時正假座澳門馬交石炮台馬路昌龍工業大厦五樓B，C座舉行會議，以商討下列事項：

(1) 省覽及通過本公司及各附屬公司截至二零零二年三月三十一日止九個月之未經審核綜合業績(「第三季度業績」)，並通過將第三季度業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2) 考慮派付中期股息(如有)；

(3) 考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4) 商議任何其它業務。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年五月二日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司

(incorporated in Bermuda with limited liability)

THIRD QUARTER REPORT

2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS FOR THE THREE-MONTH PERIOD

- Hampered by the overall environment of the telecommunications industry, turnover and net profit for the Three-Month Period stood at HK$108.7 million and HK$2.9 million respectively. Nevertheless, turnover and net profit for the Nine-Month period reached HK$492.7 million and HK$50.0 million
- Successfully promoted the integrated networks concept to Hunan China Telecom with a HK$20.2 million contract being awarded
- Completed the HK$27.7 million contract from Guangxi China Telecom, extending Vodatel's footprints into 17 provinces, municipalities and autonomous regions
- Increased product offerings to achieve higher revenue from our installation base
- Riverstone Networks subscribed 100% of the US$3.5 million convertible bonds at an exercise price of HK$2.00 per share
- Took a 9.8% equity interest in Mobile Telecom Network (Holdings) Limited, a company that specializes in data compression and transmission

THIRD QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and nine months ("Nine-Month Period") ended 31st March 2002 together with the comparative unaudited figures for the corresponding periods in 2001 as follows:

		Three months ended 31st March		Nine months ended 31st March	
		2002	2001	2002	2001
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	108,670	131,967	492,739	394,420
Cost of sales		(85,216)	(102,988)	(373,060)	(296,250)
Gross profit		23,454	28,979	119,679	98,170
Other revenue		1,501	2,709	6,884	12,002
Selling and administrative expenses		(20,528)	(15,333)	(65,009)	(50,611)
Profit from operations		4,427	16,355	61,554	59,561
Share of results of associates		(286)	(639)	(1,054)	(1,323)
Profit before tax		4,141	15,716	60,500	58,238
Taxation	4	(652)	(2,475)	(9,529)	(9,172)
Profit after tax		3,489	13,241	50,971	49,066
Minority interest		(561)	—	(958)	—
Net Profit for the period		2,928	13,241	50,013	49,066
Dividends		—	—	(6,080)	—
Profit retained for the period		2,928	13,241	43,933	49,066
Earnings per share (HK cents)	5				
- Basic		0.5	2.2	8.2	8.0
- Diluted		0.5	2.2	8.2	8.0

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Vodatel Group during the Three-Month Period and Nine-Month Period are as follows:

	Three months ended 31st March 2002						
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Merger reserve HK$'000	Total HK$'000
At 1st January 2002	86,590	702	145	(87)	137,872	35,549	260,771
Profit for the period retained	—	—	—	—	2,928	—	2,928
Translation of financial statements of PRC operations	—	—	—	33	—	—	33
At 31st March 2002	86,590	702	145	(54)	140,800	35,549	263,732

	Nine months ended 31st March 2002						
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Merger reserve HK$'000	Total HK$'000
At 1st July 2001	86,590	702	145	—	96,867	35,549	219,853
Profit for the period retained	—	—	—	—	43,933	—	43,933
Translation of financial statements of PRC operations	—	—	—	(54)	—	—	(54)
At 31st March 2002	86,590	702	145	(54)	140,800	35,549	263,732

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal Accounting Policies**

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June 2001.

3. **Turnover**

The group is principally engaged in providing design and implementation of networking and related engineering services. Turnover recognized during the periods are as follows:

	Three months ended 31st March		**Nine months ended 31st March**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	95,967	116,725	413,496	346,437
Sale of goods	12,703	15,242	79,243	47,983
Total turnover	108,670	131,967	492,739	394,420

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the periods under review. The taxation charge comprises: -

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st March		**Nine months ended 31st March**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax	652	2,475	9,529	9,172
	652	2,475	9,529	9,172

There was no material unprovided deferred taxation for the period (2001: Nil).

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st March		**Nine months ended 31st March**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic earnings per share	2,928	13,241	50,013	49,066
Effect of dilutive potential ordinary shares:				
Interest on convertible loan notes	12	—	12	—
Earnings for the purposes of diluted earnings per share	2,940	13,241	50,025	49,066

	Three months ended 31st March		Nine months ended 31st March	
	2002	2001	2002	2001
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	612,879	607,984	612,879
Effect of dilutive potential ordinary shares:				
Share option	1,033	—	248	—
Convertible loan notes	374	—	374	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	609,391	612,879	608,606	612,879

INTERIM DIVIDEND

On 7th February 2002, the Board declared an interim dividend of HK 1.0 cent per share to its shareholders for the six months ended 31st December 2001. Save for the above, the Board does not recommend dividend payment for the Three-Month Period ended 31st March 2002 (Three-Month Period ended 31st March 2001: Nil).

BUSINESS REVIEW

Data Network Infrastructure

As a result of the restructuring of the telecommunications industry, splitting China Telecom by geography into China Telecom, governing the southern region of the PRC, and China Network Communications, covering 10 provinces in the northern part of the PRC and to be merged with China Netcom and China Jitong, the telecommunications industry in the PRC has been experiencing a short term slowdown in capital expenditure. Nevertheless, we believe that stronger market players will emerge from this restructuring and upon completion of the restructuring and integration, these telecommunications giants will strengthen their data services offerings hence speeding up the pace of infrastructure spending.

During the Three-Month Period, hampered by the slowdown in the capital spending of telecommunications services providers, we registered turnover of HK$108.7 million, representing a drop of 17.7% over the same corresponding

period. While gross margin leveled at approximately 22%, due to lower interest income from low interest rates and higher administrative expenses, net profit for the period stood at HK$2.9 million. Nevertheless, for the Nine-Month Period, we reported turnover and net profit of HK$492.7 million and HK$50.0 million respectively, representing a growth of 24.9% and 2.0% compared to the same corresponding period last year. Turnover remained healthy attributed to our strong installation base and the nature of our business in the construction of telecommunications infrastructure, allowing us to continue to receive handsome volume of recurring businesses.

During the Three-Month Period, we continued to register success in promoting the integrated networks concept to our installation base, with a HK$20.2 million contract being awarded by Hunan China Telecom to upgrade and integrate its Digital Data Networks ("DDN") and ATM/Frame Relay networks. In addition, during the period, we have extended our geographical reach to the Guangxi Province, allowing Vodatel to lay a stronger presence in the western region of China. With the completion of the HK$27.7 million contract from the Guangxi China Telecom to expand and realign their DDN and ATM/Erame Relay networks in the Guangxi Zhuang Autonomous Region, Vodatel now marks its footprints in 17 provinces, municipalities and autonomous regions in the PRC.

In November 2001, to complement our product offerings in the construction of Broadband IP Metropolitan Networks, we have taken up the distributorship of Riverstone Networks' core routing switches. In February 2002, as an opportunity to enhance the relationship with Riverstone Networks and to promote Vodatel's name into the US market, we have entered into a subscription agreement with Riverstone Networks, whereby Riverstone Networks will subscribe 100% of the US$3.5 million convertible bonds to be issued by Vodatel. Of the US$3.5 million convertible bonds, US$2.00 million of convertible bonds are to be converted into shares of Vodatel at an exercise price of HK$2.00 at the sole discretion of Riverstone Networks, whereas US$1.5 million of convertible bonds are to be converted into shares of Vodatel at the same exercise price at both the option of Riverstone Networks and Vodatel.

Product Offerings — Software and Applications

In view of telecommunications services providers to rollout services and applications over their established networks to improve revenue, we have continued to add value-added services and applications to our product offerings and have taken up Packeteer's application performance infrastructure systems for traffic and bandwidth management, Mirapoint's internet messaging software and messaging server infrastructure equipment, and Inktomi's scalable network infrastructure software solutions for network caching, content distribution, media publishing and broadcasting. By strengthening our product portfolio, we will be able to provide a complete solution for our customers, ranging from network equipment, value-added services and applications and after-sales technical support, so as to enhance higher revenue per customer.

Wireless Communications

As an extension of our business development in wireless/mobile communications, we have taken up 9.8% equity interest in Hong Kong-based Mobile Telecom Network (Holdings) Limited ("MTel"). MTel specializes in the area of data compression, acceleration, device specific reformatting and multiple applications integration for all types of wireless terminals, including PDAs, laptops and other mobile devices. Though MTel's mobile data acceleration platform, speed of data transmission via wireless or mobile devices will be greatly enhanced. Joint promotion with MTel to promote its services to various mobile bureaus in the PRC is underway.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st March 2002, the interests of the directors and their associates in the share capital of the Company and its associates corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were respectively granted to certain directors of the company and certain employees of the Group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 31st March 2002:

	Date of share options granted	Number of shares options granted	Exercisable period	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79
Mr. Yim Hong	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th August 2000 to 15th August 2003	1.19
	1st August 2001	522,000	1st February 2002 to 31st July 2004	0.79

As at 31st March 2002, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

As notified by the Company's sponsor, Core Pacific-Yamaichi Capital Limited ("CPY"), as at 31st March 2002, a wholly-owned subsidary of Core Pacific-Yamaichi International (H.K.) Limited, an associate (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) of CPY, held 130,000 shares in the Company. Save as disclosed herein, neither CPY nor its directors or employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interest in the share capital of the Company as at 31st March 2002.

Pursuant to the agreement dated 16th February 2000 entered into between the Company and CPY, CPY has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February 2000 to 30th June 2002.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month and the Nine-Month Period ended 31st March 2002, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 14th May 2002

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司

(在百慕達註冊成立的有限公司)

第三季度報告

2002

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間摘要

- 由於受電訊行業整體市況所影響，三個月期間營業額及純利分別為108,700,000港元及2,900,000港元。然而，九個月營業額及純利達492,700,000港元及50,000,000港元

- 成功向湖南中國電信推廣綜合網絡概念，並取得20,200,000港元合約

- 完成廣西中國電信27,700,000港元的合約，愛達利足跡伸延至17個省、市及自治區

- 增加產品線予現有客戶，從而取得更高收益

- Riverstone Networks按每股2.00港元的行使價悉數認購3,500,000美元可換股債券

- 購入Mobile Telecom Network (Holdings) Limited（一間專門從事數據壓縮及傳送的公司）9.8%股權

第三季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年三月三十一日止三個月(「三個月期間」)及九個月(「九個月期間」)的經營業績,連同二零零一年同期未經審核比較數字如下:

		截至三月三十一日止三個月		截至三月三十一日止九個月	
		二零零二年	二零零一年	二零零二年	二零零一年
	附註	千港元	千港元	千港元	千港元
營業額	3	108,670	131,967	492,739	394,420
銷售成本		(85,216)	(102,988)	(373,060)	(296,250)
毛利		23,454	28,979	119,679	98,170
其他收益		1,501	2,709	6,884	12,002
銷售及行政開支		(20,528)	(15,333)	(65,009)	(50,611)
經營溢利		4,427	16,355	61,554	59,561
應佔聯營公司業績		(286)	(639)	(1,054)	(1,323)
除税前溢利		4,141	15,716	60,500	58,238
税項	4	(652)	(2,475)	(9,529)	(9,172)
除税後溢利		3,489	13,241	50,971	49,066
少數股東權益		(561)	–	(958)	–
本期純利		2,928	13,241	50,013	49,066
股息		–	–	(6,080)	–
期內保留溢利		2,928	13,241	43,933	49,066
每股盈利(港仙)	5				
—基本		0.5	2.2	8.2	8.0
—攤薄		0.5	2.2	8.2	8.0

未經審核的儲備變動報表

於三個月及九個月期間的愛達利集團儲備變動如下：

	截至二零零二年三月三十一日止三個月						
	股份溢價	資本贖回儲備	投資重估儲備	滙兌儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	86,590	702	145	(87)	137,872	35,549	260,771
期間保留溢利	–	–	–	–	2,928	–	2,928
中國業務財務報表的換算	–	–	–	33	–	–	33
於二零零二年三月三十一日	86,590	702	145	(54)	140,800	35,549	263,732

	截至二零零二年三月三十一日止九個月						
	股份溢價	資本贖回儲備	投資重估儲備	滙兌儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年七月一日	86,590	702	145	–	96,867	35,549	219,853
期間保留溢利	–	–	–	–	43,933	–	43,933
中國業務財務報表的換算	–	–	–	(54)	–	–	(54)
於二零零二年三月三十一日	86,590	702	145	(54)	140,800	35,549	263,732

附註：

1. **編製基準**

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日成功在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **主要會計政策**

所採納的會計政策與編製本集團截至二零零一年六月三十日止年度的年度財務報表貫徹一致。

3. **營業額**

本集團主要從事提供網絡設計及開發及相關工程服務。期內已確認營業額如下：

	截至三月三十一日止三個月		**截至三月三十一日止九個月**	
	二零零二年	**二零零一年**	**二零零二年**	**二零零一年**
	千港元	*千港元*	*千港元*	*千港元*
數據網絡系統設計及開發及提供相關工程服務	95,967	116,725	413,496	346,437
貨品銷售	12,703	15,242	79,243	47,983
總營業額	108,670	131,967	492,739	394,420

4. **税項**

本集團於回顧期間並無香港估計應課税溢利，故賬目並無就香港利得税提取撥備。

澳門補充所得税，是按回顧期間本集團在澳門經營之成員公司的估計應課税溢利的15.75%計算。税項開支包括：

於綜合收益表扣除的税項金額為：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
香港利得税	–	–	–	–
澳門補充所得税	652	2,475	9,529	9,172
	652	2,475	9,529	9,172

本期並無任何重大未撥備遞延税項(二零零一年：無)。

5. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
盈利				
用作計算每股基本盈利的盈利	2,928	13,241	50,013	49,066
攤薄潛在影響的普通股：				
可換股債券的利息	12	–	12	–
用作計算每股攤薄盈利的盈利	2,940	13,241	50,025	49,066

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千股	*千股*	*千股*	*千股*
股份數目				
用作計算每股基本盈利的普通股加權平均數	607,984	612,879	607,984	612,879
潛在攤薄影響的普通股：				
購股權	1,033	–	248	–
可換股債券	374	–	374	–
用作計算每股攤薄盈利的普通股加權平均數	609,391	612,879	608,606	612,879

中期股息

於二零零二年二月七日，董事會向其股東宣派截至二零零一年十二月三十一日止六個月的每股港幣1.0仙的中期股息。除上述者外，董事會並不建議派發截至二零零二年三月三十一日止三個月的股息(截至二零零一年三月三十一日止三個月期間：無)。

業務回顧

數據網絡基建

由於電訊行業的重組，按地區把中國電信分拆為監管南方地區的中國電信，及覆蓋北方10個省份並即將與中國網通及中國吉通合併的China Network Communications，中國電訊行業經歷短期的資本開支放緩。然而，本集團相信，由於該次重組，將會出現實力更強的市場參與者，並於重組及整合完成時，該等規模龐大的電訊公司將強化他們所提供的數據服務，從而加快基建開支的步伐。

於三個月期間，受到電訊服務供應商的資本開支放緩所影響，本集團錄得的營業額為108,700,000港元，較同期下降17.7%，毛利維持約22%，由於低息率而引致較低的利息收入及較高的行政費用，本期純利

為2,900,000港元。然而，於九個月期間，本集團的營業額及純利分別錄得492,700,000港元及50,000,000港元，較去年同期增長24.9%及2.0%。營業額維持穩健實有賴本集團強勁的安裝業務基礎及電訊基建建設的業務性質，讓本集團能持續取得大量源源不絕的生意。

於三個月期間，本集團持續成功向現有的客戶推廣綜合網絡的概念，並從湖南中國電訊取得20,200,000港元的合約，為他們提升及及整合其數碼數據網絡(「數碼數據網絡」)及ATM／幀中繼網絡。此外，期內本集團已擴展地域覆蓋範圍至廣西省，讓愛達利於中國西部建立更大規模的業務。完成廣西中國電信27,700,000港元的合約為其擴展及重整廣西壯族自治區的數碼數據網絡及ATM／幀中繼網絡後，愛達利現時的足跡遍佈中國17個省、市及自治區。

於二零零一年十一月，為補足本集團所提供的寬頻IP城域網絡建設產品線，本集團已擔任Riverstone Networks的核心路由交換機的分銷商。於二零零二年二月，作為加強與Riverstone Networks的關係及於美國市場推廣愛達利名稱的機會，本集團與Riverstone Networks簽訂認購協議，據此，Riverstone Networks將悉數認購愛達利將予發行的3,500,000美元可換股債券。3,500,000美元可換股債券中的2,000,000美元可換股債券可由Riverstone Networks全權決定以行使價每股2.00港元轉換為愛達利股份，而1,500,000美元的可換股債券則由Riverstone Networks及愛達利決定以相同的行使價轉換為愛達利股份。

產品提供－軟件及應用

鑑於電訊服務供應商在其既有網絡推出服務及應用以改善收益，本集團繼續增加產品線中的增值服務及應用，並引入Packeteer管理基建流量及帶寬系統，Mirapoint互聯網訊息軟件及訊息伺服器基建設備，以及Inktomi為網絡快取、內容分佈、媒體刊登及廣播而設的可擴展網絡基建軟件方案。藉著加強產品組合，本集團將可為客戶提供全面的方案，由網絡設備、增值服務及應用，以至售後技術支援，從而提高收益。

無線通訊

作為於無線／流動通訊的業務的一項擴展，本集團已購入以香港為基地的Mobile Telecom Network (Holdings) Limited(「MTel」)9.8%股權。MTel精於數據壓縮、加速、設備特定重新格式化及所有類型無線終端機的多項應用綜合，包括個人數碼助理、手提電腦及其他流動設備。透過MTel的流動數據加速平台，以無線或流動設備傳送數據的速度將會大幅提升。與MTel共同推廣其服務至中國不同的流動辦公室的工作現正進行中。

董事於股本及購股權的權益

於二零零二年三月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司 *(附註)*
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,000	個人

附註： *此等股份是以*Eve Resources Limited*名義持有。*Eve Resources Limited*的全部已發行股本由作為全權家族信託受託人*José Manuel dos Santos*先生的全資公司持有。*

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權經行使後所認購得的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，已分別授予本公司的若干董事及本集團的若干僱員。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年三月三十一日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使期間	行使價 港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	二零零零年八月十六日至二零零三年八月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日至二零零四年七月三十一日	0.79

於二零零二年三月三十一日，並無任何上述授予董事之購股權獲行使或註銷。除上文所披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉着收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年三月三十一日，根據披露權益條例第16(1)條須存置登記冊所紀錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	**股份數目**
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭之業務權益。

保薦人的權益

按本公司保薦人京華山一企業融資有限公司(「京華山一」)的知會，於二零零二年三月三十一日，京華山一的聯繫人(定義見創業板上市規則第6.35條附註3)，京華山一國際(香港)有限公司的一間全資附屬公司，持有本公司130,000股股份。除本文所披露外，京華山一或其董事或僱員或聯繫人(定義見創業板上市規則第6.35條附註3)於二零零二年三月三十一日概無擁有本公司股本的任何權益。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取及將收取費用作為其於二零零零年二月十六日至二零零二年六月三十日期間繼續擔任本公司的保薦人。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於截至二零零二年三月三十一日止三個月期間及九個月期間，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年五月十四日